Exhibit 15.1

FOR IMMEDIATE RELEASE

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Reports Record Q3 Results

Revenue Up 18 Percent, Operating Income Up 13 Percent; Company Expects To

Exceed Original FY 2005 Goals

FREMONT, Calif., Jan. 19, 2005 and ROMANEL-SUR-MORGES, Switzerland, Jan. 20, 2005 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today reported record Q3 results, fueled by robust retail sales. For its third fiscal quarter, ended December 31, 2004, sales were $484 million, up 18 percent from $410 million in the same quarter a year ago. Gross margin was 34.8 percent, up from 34.3 percent last year, even with significant freight costs incurred to fulfill higher-than-expected retail demand. Operating income was $73.6 million, up 13 percent from $65.3 million last year. Net income for the quarter was $64.2 million ($1.32 per share), compared with $66.8 million ($1.35 per share) in Q3 of FY 2004, which included a one-time favorable impact of $13.4 million ($.26 per share) from the release of a valuation allowance on specific deferred tax assets. Excluding this amount, net income growth was 20 percent.

Logitech’s retail sales in Q3 increased by 30 percent over the same quarter last year, driven by strong demand across all of the Company’s key product categories. Logitech’s OEM sales, which represented 10 percent of Q3 sales, were down by 34 percent over last year.

Highlights for Logitech’s third fiscal quarter of 2005 include:

•	Retail sales of cordless mice increased by 97 percent over the same quarter last year, led by the overwhelmingly popular Logitech® MX™1000 Laser Cordless Mouse as well as the portfolio of Logitech cordless mice designed for notebook users.

•	Retail sales of gaming products were up by 84 percent, led by stellar demand for Logitech’s cordless controllers for the Sony® Playstation®2 and Microsoft® Xbox® consoles.

•	An important webcam milestone was reached – users of MSN have logged more than two billion video instant messaging sessions using Webcam for MSN Messenger in just eighteen months of service.

•	Cash flow from operations was $63 million, up by $19 million when compared to the same quarter last year.

“Logitech’s Q3 retail sales were spectacular, and exceeded our expectations, with 35 percent growth in North America and 32 percent growth in Europe,” said Guerrino De Luca, Logitech’s president and chief executive officer. “Our retail sales growth in the all-important holiday season is a testament to the strength of our product portfolio, the multiple growth engines of our business, and the attractiveness to the customer of our innovation, design and quality.

“Based on the results of Q3, and entering Q4 with a retail-order backlog significantly higher than that of a year earlier, we now expect our sales growth for FY 2005 to be approximately 15 percent, exceeding the earlier stated target of 11 percent,” continued De Luca. “And, even as we continue to invest for the future, we expect that FY 2005 operating income growth will exceed our stated target of 15 percent over the prior year. For FY 2006, our goal is to deliver growth similar to that currently expected for FY 2005,” said De Luca.

Logitech will hold an earnings teleconference on January 20, 2005 at 8:00 a.m. Eastern Standard Time/14:00 Central European Time to discuss these results. In addition, a live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at www.logitech.com/investors. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the Swiss Stock Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

# # #

This press release contains forward-looking statements, including the statements regarding sales and operating income growth for Fiscal Year 2005 and growth for Fiscal Year 2006. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include our ability to timely introduce successful products, the effect of pricing, product, marketing and other initiatives by our competitors and our reaction to them on our sales, gross margins and profitability, our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, our increased investment in product development, sales, marketing and infrastructure not producing the expected future returns, general economic and political conditions, the effect of fluctuations in exchange rates, as well as generally those additional factors set forth in our periodic filings with the SEC, available at www.sec.gov, including our Report on Form 6-K for the quarter ended September 30, 2004. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended December 31
	2004	2003
Net sales	$483,816	$409,557
Cost of goods sold	315,488	269,082

Gross profit	168,328	140,475

% of net sales	34.8%	34.3%

Operating expenses:
Marketing and selling	61,020	47,751
Research and development	19,160	15,582
General and administration	14,547	11,800

Total operating expenses	94,727	75,133

Operating income	73,601	65,342

Interest income (expense), net	233	(316)
Other income, net	1,682	1,786

Income before income taxes	75,516	66,812
Provision for income taxes	11,327	12

Net income	$64,189	$66,800

Shares used to compute net income per share and ADS:
Basic	43,829	44,879
Diluted	49,176	49,764
Net income per share and ADS:
Basic	$1.46	$1.49
Diluted	$1.32	$1.35

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share / ADS) - Unaudited

	Nine Months Ended December 31
	2004	2003
Net sales	$1,079,978	$921,342
Cost of goods sold	711,515	627,767

Gross profit	368,463	293,575

% of net sales	34.1%	31.9%

Operating expenses:
Marketing and selling	149,822	115,266
Research and development	53,342	44,718
General and administration	40,575	32,977

Total operating expenses	243,739	192,961

Operating income	124,724	100,614

Interest expense, net	(282)	(1,669)
Other income, net	3,831	1,493

Income before income taxes	128,273	100,438
Provision for income taxes	19,240	6,737

Net income	$109,033	$93,701

Shares used to compute net income per share and ADS:
Basic	44,260	45,427
Diluted	49,518	50,176
Net income per share and ADS:
Basic	$2.46	$2.06
Diluted	$2.25	$1.91

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands) - Unaudited

	December 31, 2004	March 31, 2004	December 31, 2003
Current assets
Cash and cash equivalents	$245,967	$294,753	$234,778
Accounts receivable	295,816	206,187	273,326
Inventories	186,003	135,561	140,666
Other current assets	46,229	45,304	51,266

Total current assets	774,015	681,805	700,036
Investments	16,715	16,172	16,189
Property, plant and equipment	47,674	37,308	36,469
Intangible assets
Goodwill	134,807	108,615	108,615
Other intangible assets	17,504	12,543	13,838
Other assets	3,275	9,473	12,072

Total assets	$993,990	$865,916	$887,219

Current liabilities
Short-term debt	$10,283	$14,129	$10,499
Accounts payable	189,063	143,016	179,642
Accrued liabilities	157,362	113,752	122,558

Total current liabilities	356,708	270,897	312,699
Long-term debt	155,485	137,008	142,433
Other liabilities	876	931	3,535

Total liabilities	513,069	408,836	458,667

Shareholders’ equity	480,921	457,080	428,552

Total liabilities and shareholders’ equity	$993,990	$865,916	$887,219

LOGITECH INTERNATIONAL S.A.

SUPPLEMENTAL FINANCIAL INFORMATION

(In thousands) - Unaudited

	Quarter Ended December 31		Nine Months Ended December 31
	2004	2003	2004	2003
Depreciation	$6,702	$7,733	$18,858	$20,356
Amortization of other acquisition-related intangibles	1,654	1,273	4,635	3,945
Operating income	73,601	65,342	124,724	100,614
Operating income before depreciation and amortization	81,957	74,348	148,217	124,915
Capital expenditures	9,194	5,916	27,522	17,720

Net sales by channel:
Retail	$433,840	$333,997	$942,235	$738,300
OEM	49,976	75,560	137,743	183,042

Total net sales	$483,816	$409,557	$1,079,978	$921,342

Net sales by product family:
Retail - Cordless	$158,625	$113,106	$336,275	$241,554
Retail - Corded	91,000	82,573	220,201	219,051
Retail - Video	57,309	53,600	151,188	112,022
Retail - Audio	51,405	42,937	106,011	90,668
Retail - Gaming	66,639	36,233	107,823	60,669
Retail - Other	8,862	5,548	20,737	14,336
OEM	49,976	75,560	137,743	183,042

Total net sales	$483,816	$409,557	$1,079,978	$921,342

A reconciliation between net income on a GAAP basis and non-GAAP basis is as follows:

GAAP net income	$64,189	$66,800	$109,033	$93,701
Less: Release tax valuation allowance (1)	—	13,350	—	13,350

Non-GAAP net income	$64,189	$53,450	$109,033	$80,351

Shares used to compute net income per share and ADS:
Basic	43,829	44,879	44,260	45,427
Diluted	49,176	49,764	49,518	50,176
Non-GAAP net income per share and ADS:
Basic	$1.46	$1.19	$2.46	$1.77
Diluted	$1.32	$1.09	$2.25	$1.64

(1)	During the quarter ended December 31, 2003, the Company released a valuation allowance on specific deferred tax assets that was no longer required. As a result, the income tax provision and net income for the quarter ended December 31, 2003, included a one-time favorable impact of $13.4 million. In order to provide investors with information comparable to historically reported data, Logitech believes it is appropriate to provide net income and net income per share excluding the favorable impact of the release of the valuation allowance.